UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One):

[ X ]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934
            For the fiscal year ended December 31, 2002

OR

[    ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934
            For the transition period from _________ to ________

Commission file number 001-14097

        A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

        B.      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Sauer-Danfoss Inc.
                            250 Parkway Drive, Suite 270
                            Lincolnshire, Illinois 60069

REQUIRED INFORMATION

The following plan financial statements, schedules, and reports have been prepared in accordance with the financial reporting requirements of ERISA.

1.         Financial Statements:

                Independent Auditors' Report, KPMG LLP

                Statements of Net Assets Available for Benefits as of December 31, 2002 and
                        2001

                Statements of Changes in Net Assets Available for Benefits for the years ended
                        December 31, 2002 and 2001

                Notes to Financial Statements

Supplemental Schedules:

                Schedule H Line 4i - Schedule of Assets Held for Investment Purposes as of December 31, 2002

2.         Exhibits:

                23         Consent of KPMG LLP, Independent Auditors

                99.1      Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as
adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                99.2     Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as
adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: June 26, 2003                                                  SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

                                                                                    By: Sauer-Danfoss (US) Company,
                                                                                          Plan Administrator

                                                                                    By: Kenneth D. McCuskey
                                                                                          Kenneth D. McCuskey,
                                                                                          Vice President – Finance

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

Financial Statements and Schedule

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

SAUER-DANFOSS  EMPLOYEES’ SAVINGS PLAN

Table of Contents

                                                                                                                                   Page

Independent Auditors’ Report                                                                                          1

Statements of Net Assets Available for Benefits                                                                2

Statements of Changes in Net Assets Available for Benefits                                              3

Notes to Financial Statements                                                                                          4

Schedule

1 Schedule H Line 4i – Schedule of Assets Held for Investment Purposes                        10

Independent Auditors’ Report

Employee Benefit Committee
Sauer-Danfoss Employees’ Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sauer-Danfoss Employees’ Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sauer-Danfoss Employees’ Savings Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

June 17, 2003
Des Moines, Iowa
SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001
	2002	2001
Assets:
Investments	$59,095,999	60,544,600
Employee contributions receivable	—	4,276
Net assets available for benefits	$59,095,999	60,548,876
See accompanying notes to financial statements.
SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2002 and 2001
	2002	2001
Additions to net assets attributed to:
Contributions:
Employees	$4,964,860	4,460,579
Employer	1,734,456	1,484,143
Investment income	1,820,663	2,188,797
Total additions	8,519,979	8,133,519
Deductions from net assets attributed to:
Net realized and unrealized losses on plan investments	8,983,813	6,415,391
Benefits paid	3,320,421	3,634,735
Fees	132,495	119,691
Premiums	35,167	37,958
Other deductions	178,769	—
Total deductions	12,650,665	10,207,775
Transfers from other plans, net	2,677,809	15,592,974
Net (decrease) increase in net assets available
for benefits	(1,452,877)	13,518,718
Net assets available for benefits:
Beginning of year	60,548,876	47,030,158
End of year	$59,095,999	60,548,876
See accompanying notes to financial statements.

(1) Description of the Plan

The following description of Sauer-Danfoss Employees’ Savings Plan (the Plan) provides only general information. Participants should refer to the Plan’s Agreement for a more complete description of the Plan’s provisions.

        (a)     General

The Plan is a defined contribution plan which covers any person regularly employed by Sauer-Danfoss (US) Company and its affiliates (the Company) at its Ames, Iowa; West Branch, Iowa; Freeport, Illinois; Minneapolis, Minnesota; Lawrence, Kansas; Easley, South Carolina; Hillsboro, Oregon; or in the office of its LaSalle, Illinois and Sturtevant, Wisconsin facilities.

Effective January 1, 2001, the accounts of all nonunion Plan participants in the Sauer-Danfoss Racine Employees’ Savings Plan were transferred into the Plan. Transfers in the amount of $15,246,234, which are included in "transfers from other plans, net," were made to the Plan on that date.

Effective January 1, 2002, the Compact Controls, Inc. 401(k) Profit Sharing Plan (the CCI Plan) was merged with and into Plan. The transfer of the accounts of all participants in the CCI Plan into the Plan was completed on January 2, 2002. Transfers in the amount of $1,800,560, which are included in "transfers from other plans, net," were made to the Plan on that date.

    (b)     Administration

The Plan is administered by the Employee Benefit Committee of the Company (the Plan Administrator).

    (c)     Trustee

AMVESCAP National Trust Company (formerly Institutional Trust Company) has been designated as Trustee of the Plan.

    (d)     Contributions

The Plan is funded primarily by employee contributions. Participating employees may contribute a percentage of their wages ranging from 1% to 21%. Annual contributions, including life insurance purchased, may not exceed $11,000 and $10,500 in 2002 and 2001, respectively as indexed by the Internal Revenue Service. The Plan also places certain restrictions on contributions from those employees defined as highly compensated.

Employer contributions consist of a nonelective 2% contribution and an additional maximum contribution of 2% at a rate of 0.5% for each 1% of employee contribution. Any employee participants under this Plan who were hired prior to October 2, 2000 and who made a one time election to continue benefit accruals in the Sauer-Danfoss Employees’ Retirement Plan pursuant to the Company’s final average pay formula (rather than the cash balance formula) after December 31, 2000 are now ineligible to receive employer contributions under this Plan after December 31, 2000.

    (e)     Participant Accounts

Participants have the option to invest contributions in the following funds: INVESCO Stable Value Trust Fund, INVESCO Select Income Fund, INVESCO Total Return Fund, INVESCO 500 Index Trust Fund, Fidelity Equity Income Fund, AIM Blue Chip Fund, INVESCO Dynamics Fund, INVESCO Small Company Growth Fund, INVESCO International Equity Trust Fund, and Sauer-Danfoss Stock Fund, which invests in the common stock of Sauer-Danfoss, Inc., the Company’s parent. Participant accounts are credited for contributions and allocations of Plan earnings or (loss). Plan earnings (losses) are allocated to participants based upon their relative percentages of each fund’s investment account balance. In addition, prior to August 30, 1998, participants were able to elect to invest in a life insurance fund which purchased coverage for them and their families. Life insurance policies purchased prior to August 30, 1998 continue to be maintained under the Plan but new investments in the life insurance fund are no longer permitted. Assets invested in participant life insurance coverage are excluded from Plan assets.

Participants may also elect to borrow up to amounts defined in the Plan. Participant loans amounting to $2,381,846 and $2,426,783 at December 31, 2002 and 2001, respectively, are included in investments. Interest rates ranged from 5.75% to 11.00% at December 31, 2002 and 6.38% to 11.00% at December 31, 2001.

    (f)     Vesting

Participants are immediately vested in their voluntary contributions and actual earnings thereon. The interests of participants in the employer contributions and actual earnings thereon vest as follows:

    Upon termination of employment at or after age sixty-five – 100%.
    Upon death or disability – 100%.
    Upon any other termination of employment, the following vesting schedule is applicable:
Vesting
Years of service	percentage
Less than 3	—%
3 or more	100

All eligible employees at the Company’s West Branch, Iowa location are 100% vested in their account balances as of December 31, 2000. In no event shall the nonforfeitable percentage of amounts credited to the employer and matching contribution accounts of such eligible employees after December 31, 2000 be less than their nonforfeitable percentage as of December 31, 2000 determined in accordance with the following schedule:

Vesting
Years of service	percentage
Date of hire	20%
1	40
2	60
3	80
4 or more	100

The vesting percentage is calculated to the nearest 1/1000 of 1% based upon the number of completed years and days of service.

    (g)     Payment of Benefits

While still employed, a participant may, for certain documented hardship reasons, make a withdrawal from his or her Participant’s Contribution Account at any time. While still employed, a participant may also withdraw all or any portion of his or her vested Plan benefit upon attaining age 59 1/2 or becoming disabled.

On termination of service for any reason other than death, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum payment or in quarterly, semi-annual or annual installments over a fixed period of time that is not less than two years and not more than the joint life expectancy of the participant and his or her beneficiary. On termination of service by reason of death, the participant’s beneficiary(ies) may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum payment or in quarterly, semi-annual, or annual installments over a fixed period of time that is not less than two years and not more than five years.

Distributions are generally payable in cash. A participant may elect to receive amounts distributed from the Sauer-Danfoss Stock Fund in whole shares, with any fractional shares paid in cash.

    (h)     Plan Expenses

Administrative expenses of the Plan are paid by the Company, except for mutual fund investment fees which are paid by the Plan.

    (i)     Forfeitures

Forfeited nonvested accounts will be used to reduce future employer contributions. In 2002, employer contributions were reduced by $65,922 from forfeited nonvested accounts.

(2) Summary of Significant Accounting Policies

(a)     Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis and present the net assets available for benefits and changes in those net assets. The Plan’s assets consist of the assets of the Sauer-Danfoss Employees’ Savings Plan Trust (the Trust).

The Plan Administrator has made certain estimates and assumptions relating to the reporting of assets, and changes thereto in preparing these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from these estimates.

(b)     Valuation of Investments

Investments are valued at quoted market prices, if available. Investments not having an established market are valued at fair value as determined by the Trustee.

Investments in participant loans are carried at their unpaid balance.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

(c)     Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated February 22, 2001 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Continued qualification of the Plan will depend on the operation of the Plan in compliance with the IRC.

(3) The Trust

The fair value of investments of the Trust at December 31, 2002 and 2001 were as follows:
	2002	2001
INVESCO Stable Value Trust Fund**	$21,393,224	18,929,819
INVESCO Select Income Fund	906,018	934,830
INVESCO Total Return Fund**	5,728,290	5,874,840
INVESCO 500 Index Trust Fund**	3,587,275	3,899,140
Fidelity Equity Income Fund**	12,271,881	14,249,801
AIM Blue Chip Fund**	5,802,387	6,416,610
INVESCO Dynamics Fund	1,941,774	2,041,446
INVESCO Small Company Growth Fund	2,337,652	3,002,769
INVESCO International Equity Trust Fund	2,045,385	2,106,465
Sauer-Danfoss Stock Fund*	700,267	459,661
Cash	—	2,436
Participant loans	2,381,846	2,426,783
	$59,095,999	60,344,600

* Party-in-interest of the Plan.

** Investments representing more than 5% of net assets available for benefits.

Investment income and net realized and unrealized appreciation (depreciation) in the fair value of investments for 2002 and 2001 were as follows:
	2002	2001
Interest	$200,039	219,124
Dividends	1,620,624	1,969,673
Net realized and unrealized (depreciation) appreciation:
INVESCO Select Income Fund	(27,286)	(99,653)
INVESCO Total Return Fund	(1,071,434)	(380,804)
INVESCO 500 Index Trust Fund	(941,224)	(605,518)
Fidelity Equity Income Fund	(2,852,617)	(1,335,847)
AIM Blue Chip Fund	(2,026,593)	(1,827,620)
INVESCO Dynamics Fund	(824,437)	(884,587)
INVESCO Small Company Growth Fund	(1,035,495)	(812,126)
INVESCO International Equity Trust Fund	(232,469)	(404,408)
Sauer-Danfoss Stock Fund*	27,742	(64,828)
	$(7,163,150)	(4,226,594)

* Party-in-interest of the Plan.

(4) Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. Upon termination of the Plan, each participant’s account shall be fully vested and nonforfeitable.

			Schedule 1
SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN
Schedule H Line 4i – Schedule of Assets Held for Investment Purposes
December 31, 2002
Identity of party and			Current
description of investment	Units	Cost	value
INVESCO Stable Value Trust Fund	21,393,224	$21,393,224	21,393,224
INVESCO Select Income Fund	174,234	978,738	906,018
INVESCO Total Return Fund	274,081	7,181,891	5,728,290
INVESCO 500 Index Trust Fund	165,008	4,882,016	3,587,275
Fidelity Equity Income Fund	309,349	15,183,017	12,271,881
AIM Blue Chip Fund	649,037	8,106,417	5,802,387
INVESCO Dynamics Fund	180,462	3,547,948	1,941,774
INVESCO Small Company Growth Fund	280,630	3,845,568	2,337,652
INVESCO International Equity Trust	127,280	2,407,442	2,045,385
Sauer-Danfoss Stock Fund*	88,641	774,213	700,267
Cash	N/A	—
Participant loans – interest rates ranged
from 5.75% to 11.00%	N/A	—	2,381,846
		$68,300,474	59,095,999
*Party-in-interest
See accompanying independent auditors’ report.